08032114

:E COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-12987

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) **AND ENDING** 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEDBUSH MORGAN SECURITIES INC.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

SEC Mail Processing Section
AUG 27 2008
Washington, DC
105

1000 Wilshire Boulevard
(No. and Street)

Los Angeles	California	90017
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

355 South Grand Avenue	Los Angeles	California	90071
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

We, Edward W. Wedbush **and** A. Peter Allman-Ward, **swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Wedbush Morgan Securities Inc. **as of** June 30, 2008, **are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of** $9,682,851 **and** $12,485,488 **respectively. We further swear (or affirm) that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.**

MAGALY IGLESIAS
Commission # 1512219
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2008

Name Edward W. Wedbush
Title President

Name A. Peter Allman-Ward
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

WEDBUSH MORGAN SECURITIES INC.

(SEC Identification No. 8-12987)

Statement of Financial Condition

June 30, 2008

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wedbush Morgan Securities Inc.:

We have audited the accompanying statement of financial condition of Wedbush Morgan Securities Inc. (the Company) as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wedbush Morgan Securities Inc. as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

August 22, 2008

WEDBUSH MORGAN SECURITIES INC.

Statement of Financial Condition

June 30, 2008

Assets

Cash and cash equivalents	$	14,603,000
Cash segregated		101,980,000
Short-term investments segregated		773,000,000
Receivables:		
Brokers, dealers and clearing organizations		644,360,000
Customers, collateralized by securities		393,343,000
Other		16,444,000
Total receivables		1,054,147,000
Less allowance for doubtful receivables		(6,920,000)
Net receivables		1,047,227,000
Securities owned		72,531,000
Securities owned segregated		484,321,000
Memberships in exchanges, at cost (fair value, $312,000)		6,000
Other assets		5,904,000
	$	2,499,572,000

Liabilities and Stockholder's Equity

Bank loan payable	$	90,000,000
Payables:		
Brokers, dealers and clearing organizations		664,040,000
Customers		1,467,720,000
Securities sold, not yet purchased		28,553,000
Accounts payable and accrued liabilities		59,575,000
Total liabilities		2,309,888,000
Commitments and contingent liabilities		
Stockholder's equity:		
Preferred stock, $100.00 par value. Authorized 10,000,000 shares; (Series A Preferred Stock, $100 liquidation preference); 143 shares outstanding		14,000
Common stock, $0.10 par value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding		700,000
Additional paid-in capital		8,165,000
Retained earnings		180,805,000
Total stockholder's equity		189,684,000
	$	2,499,572,000

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Wedbush Morgan Securities Inc. (the Company) is an investment bank registered with the U.S. Securities and Exchange Commission as a securities broker dealer. The Company is wholly owned by WEDBUSH, Inc.

(a) Use of Estimates

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ materially from those estimates.

(b) Securities Transactions

The Company records its securities transactions on a trade-date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include the Company's investments in money market funds.

(d) Cash Segregated

Cash segregated represents deposits held in money market deposit accounts at banks segregated for the exclusive benefit of customers and brokers in compliance with regulatory requirements.

(e) Short-Term Investments Segregated

Short-term investments segregated consist of securities purchased under agreements to resell, which are treated as financing transactions and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements. It is the policy of the Company to obtain collateral with a fair value equal to or in excess of the principal amount loaned under resell agreements. These investments are held in segregated accounts for the exclusive benefit of customers in compliance with regulatory requirements.

(f) Receivables and Allowance for Doubtful Receivables

An allowance is established for amounts due from customers to the degree to which the receivable is unsecured. The Company also establishes a general allowance against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration and quality of collateral.

(g) Financial Instruments

Substantially all of the Company's financial instruments, including securities owned, securities owned segregated and securities sold, not yet purchased, are carried at fair value, based on publicly reported bid and offer quotations, or amounts approximating fair value. Assets, including securities borrowed or purchased under agreements to resell and certain receivables, are carried at fair value or contracted amounts that approximate fair value due to the short period to maturity. Similarly,

liabilities, including securities loaned and certain other payables, are carried at amounts approximating fair value.

(h) ***Securities Owned Segregated***

Securities owned segregated include U.S. Treasury securities and securities guaranteed by the U.S. government held in segregated accounts for the exclusive benefit of customers in compliance with regulatory requirements.

(i) ***Income Taxes***

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company joins in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent, whereby its share of consolidated or combined tax liabilities is determined as if the Company had filed separate returns.

(j) ***Accounting Developments***

The Financial Accounting Standards Board (FASB) issued several new accounting pronouncements, none of which is expected to have any material impact on the Company's statement of financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes (SFAS 109)*. FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In February 2009, the FASB issued Staff Position No. FSP FIN 48-2, *Effective date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, that deferred the effective date of FIN 48 for nonpublic enterprises to fiscal periods beginning after December 15, 2007; therefore, the Company will fully adopt the provisions of the interpretation beginning July 1, 2008.

In September 2006, the FASB issued Statement of Financial Accounting Standards *(SFAS)* No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements but does not change existing guidance as to whether or not a financial instrument is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007; therefore, the Company will adopt the provisions of the statement beginning July 1, 2008.

(Continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (SFAS 159). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS 159 are elective; however, the amendment to *SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value at specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company will adopt SFAS 159 beginning July 1, 2008.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS 141R). SFAS 141R expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities be recorded at the fair value determined on the acquisition date with changes thereafter reflected in revenue; and requires acquisition costs to be expensed as incurred. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008; therefore, the Company will fully adopt the provisions of the statement beginning July 1, 2009.

In February 2008, the FASB issued Staff Position No. FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* (FSP FAS 140-3). FSP FAS 140-3 addresses whether an initial transfer of a financial asset and a repurchase financing should be viewed as two separate transactions or as one linked transaction. The staff position includes a rebuttable presumption that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria, including that the transferred asset must be readily obtainable in the marketplace. FSP FAS 140-3 will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed.

(2) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities borrowing and lending activities and consist of the following:

Securities failed to deliver	$	27,380,000
Deposits paid on securities borrowed		597,849,000
Amounts due from brokers and dealers through clearing organizations		6,169,000
Deposits with clearing organizations		12,962,000
Total receivables	$	644,360,000
Securities failed to receive	$	39,444,000
Deposits received for securities loaned		621,883,000
Other		2,713,000
Total payables	$	664,040,000

Deposits are paid for securities borrowed and are received for securities loaned based on the approximate fair value of the related securities. Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

(3) Receivables from and Payables to Customers

Amounts receivable from and payable to customers include amounts due or held on cash and margin transactions. The value of securities owned by customers and held as collateral for the receivables is not reflected in the statement of financial condition.

(4) Bank Credit Lines

The Company has uncommitted lines of credit with banks, at market rates of interest. At June 30, 2008, short-term loans of $90,000,000 at an average interest rate of 3.39% were outstanding under these credit lines.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At June 30, 2008, the Company had net capital of $132,718,000 that was 44% of aggregate debit items and $126,661,000 in excess of the $6,057,000 required minimum net capital at that date.

(6) Employee Stock Options and Awards

The parent company has a stock option and awards plan, under which the Company is authorized to issue shares of parent common stock. The plan's terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Generally, options are issued at the market value of the underlying parent common stock on the grant date, become exercisable ratably over four years, and expire five years after the option becomes exercisable. Restricted awards in parent common stock are also granted and may vest over periods ranging up to four years.

(7) Stockholder's Equity

On November 21, 2007, WEDBUSH, Inc. acquired all the minority interests of the Company in a tax-free exchange. The rate of exchange was 1.1 WEDBUSH, Inc. shares for each share of the Company. In connection with the exchange, the Company paid $1,033,000 for 49,173 shares to shareholders dissenting the transaction.

The Company also exchanged 650 common shares for 143 series A preferred shares. The Company as well as the preferred shareholders may redeem, at its option, the preferred stock at a liquidation preference price of $100 per share plus accumulated and unpaid dividends. The preferred shares are nonvoting and are entitled to a 4% dividend, on a cumulative basis, per year of the outstanding liquidation preference.

In addition to the above transactions, the common stock issued and outstanding was reverse stock split to 7,000,000 shares.

(8) Profit-Sharing Retirement Plans

At June 30, 2008, the Company had two trustee-directed defined contribution retirement plans. The Wedbush Morgan Securities Inc. Commissioned Employees' PS Retirement Plan (CPS Plan) is qualified under Section 401(k) of the Internal Revenue Code and covers eligible employees compensated on a commission and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary employee contributions and are not required if earnings do not exceed defined levels.

The Wedbush Morgan Securities Inc. Employees' PS Retirement Plan (PS Plan) covers substantially all salaried employees. The Company's annual contributions under the PS Plan are determined by the board of directors and are based on a percentage of employee compensation.

(9) Federal and State Income Taxes

Income taxes receivable from the Parent Company of $2,801,000 at June 30, 2008 are included in other assets in the statement of financial condition.

(Continued)

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets:		
Allowance for doubtful receivables	$	2,820,000
Legal reserves		1,323,000
Other		682,000
Total deferred tax assets		4,825,000
Deferred tax liabilities:		
Unrealized gain not taxable		(1,937,000)
Allowance for expenses not yet incurred		(213,000)
Total deferred tax liabilities		(2,150,000)
Net deferred tax assets	$	2,675,000

Net deferred taxes assets are included in other assets in the statement of financial condition.

As of June 30, 2008, management has reviewed all of its current and deferred tax assets in accordance with the procedures established by SFAS 109, to assess whether a valuation allowance should be established for those tax assets. The Company's management believes that it is more likely than not that the net deferred tax assets will be realized.

(10) Commitments and Contingent Liabilities

(a) Legal Matters

The Company is subject to ongoing litigation and claims in the normal course of its business. Management accrues for the settlement of such litigation and claims when a liability is deemed probable and estimable. In the opinion of management, the potential and threatened claims in which the Company is involved are not expected to have a material impact on the Company's financial condition.

(b) Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Fiscal year ending:		
2009	$	6,249,000
2010		5,728,000
2011		3,731,000
2012		2,003,000
2013		1,246,000
Thereafter		303,000
	$	19,260,000

Certain of these leases have escalation clauses and renewal options.

(Continued)

(11) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement, and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin, or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date or to the extent of margin balances.

The Company also has contractual commitments arising in the ordinary course of business for securities loaned; securities sold, not yet purchased; repurchase agreements; securities transactions on a when-issued basis; and underwritings. Each of these financial instruments contains varying degrees of risk whereby the fair values of the securities underlying the financial instruments may be in excess of the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's financial condition.

(12) Related-Party Transactions

In the normal course of business, employees, officers, directors, and affiliates may buy and sell securities through the Company. At June 30, 2008, included in Receivables from customers and payables to customers in the statement of financial condition were receivables from officers and directors of $9,683,000 and from affiliates of $36,035,000 and payables to officers and directors of $12,485,000 and to affiliates of $3,610,000. Receivables from officers, directors, and affiliates are at what management believes to be market terms and rates of interest and are collateralized by securities.

Net notes receivable from employees and other receivables from affiliates of $9,267,000 at June 30, 2008 are included in other receivables in the statement of financial condition. Notes receivable from employees are generally from recruiting activities, noninterest bearing, and forgiven over a period of three to five years.

Deposits held and payable to employees of $1,140,000 at June 30, 2008 are included in accounts payable and accrued liabilities.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Wedbush Morgan Securities Inc.:

In planning and performing our audit of the statement of financial condition of Wedbush Morgan Securities Inc. (the Company) for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 22, 2008

END